100 University Avenue, 8th floor
Date: March 1, 2019	Toronto ON, M5J 2Y1
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: POINTS INTERNATIONAL LTD.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual and Special Meeting
Record Date for Notice of Meeting :	April 04, 2019
Record Date for Voting (if applicable) :	April 04, 2019
Beneficial Ownership Determination Date :	April 04, 2019
Meeting Date :	May 09, 2019
Meeting Location (if available) :	Toronto, Ontario
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON NEW	730843208	CA7308432086

Sincerely,

Computershare
Agent for POINTS INTERNATIONAL LTD.